Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

November 13, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on November 13, 2025 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

+1 (647) 259-1790

Item 9	Date of Report

November 13, 2025

Schedule “A”

Bitfarms Announces Plans for Conversion of Washington Site to
HPC/AI Workloads

- Modular infrastructure to enable faster construction targeting December 2026 completion -
- Site designed to support Nvidia GB300s with advanced liquid cooling -
- Full supply chain of IT infrastructure equipment secured -
- Pursuing both colocation and cloud monetization strategies -

Toronto, Ontario and New York, New York – (November 13, 2025) – Bitfarms Ltd. (Nasdaq/TSX: BITF), a North American energy and digital infrastructure company (“Bitfarms” or the “Company”), today announced its plans for converting its Washington site to HPC/AI workloads.

Washington Targeting 2026 Completion

The Company’s 18 MW Bitcoin mining facility in Washington State will be the first site fully converted to support HPC/AI workloads with up to 190KW per rack and advanced liquid cooling. Bitfarms has signed a fully funded, binding agreement of US$ 128 million with a large publicly traded American multinational provider of critical infrastructure and services for data centers. Under the terms of the agreement, the partner will supply all critical IT equipment and building materials for 18 MW of gross capacity with an anticipated industry leading PuE, between 1.2 and 1.3. The site is targeted for completion in December 2026.

The state-of-the-art facility will feature:

●	Validated reference designs ensuring compatibility and performance with Nvidia GB300 GPUs

●	Modular infrastructure enabling phased deployment and scalability

●	Proven thermal and power management critical for HPC/AI workloads

“We continue executing on our HPC/AI infrastructure development strategy with a fully funded supply chain and plan to convert our Washington site to support Nvidia GB300s with state-of-the-art liquid cooling,” said Ben Gagnon, Chief Executive Officer of Bitfarms. “While our focus is on developing infrastructure to support Nvidia’s next generation of Vera Rubin GPUs across most of our portfolio, with nearly a billion dollars in cash, unused credit facilities and Bitcoin and numerous potential GPU financing options available, we believe there are compelling reasons to consider pursuing a GPU-as-a-Service or Cloud monetization strategy specifically at Washington. Despite being less than 1% of our total developable portfolio, we believe that the conversion of just our Washington site to GPU-as-a-service could potentially produce more net operating income than we have ever generated with Bitcoin mining, providing the Company with a strong cashflow foundation that could fund opex, G&A, and debt service and contribute to capex as we wind down our Bitcoin mining business in 2026 and 2027. We look forward to providing more updates on our Q3 and Q4 2025 calls.”

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

Bitfarms’ 2.1 GW North American energy portfolio, comprised of energized, under development, and pipeline MW, is clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

http://x.com/Bitfarms_io

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	MW or MWh = Megawatts or megawatt hour

●	GW or GWh = Gigawatts or gigawatt hour

●	PuE = Power usage Effectiveness ratio, a ratio that measures the energy efficiency of a data center, calculated by dividing the total power used by the facility by the power consumed by the IT equipment

●	HPC/AI = High Performance Computing / Artificial Intelligence

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the North American energy and compute infrastructure strategy, opportunities relating to the potential of the Company’s data centers for HPC/AI opportunities at the Company’s Washington State site and in general, the ability of the Company to further the develop the Washington State site according to the Company’s proposed timelines or at all, the selection and specifications of equipment which are believed to be optimal, the merits of the expansion of the sites of current facilities, the availability of funds for the Company’s development activities, the success of the Company’s HPC/AI strategy in general and its ability to capitalize on growing demand for AI computing while securing predictable cash flows and revenue diversification, the Company’s plan to reallocate assets away from Bitcoin mining activities, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: an inability to apply the Company’s data centers, including the data center in Washington State, to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the six months ended June 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Laine Yonker

investors@bitfarms.com

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